Form NRSRO – Annual Certification

Exhibit 4: Organizational Structure

February 2024

Exhibit 4A – Organization of DBRS, Inc., Holding Companies and Material Affiliates



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Senior Management)



* Solid line (——) indicates direct administrative reporting line.
  Dotted line (- - - -) indicates secondary reporting line.
* Blue text indicates the role is employed by Morningstar, Inc.
* Black text indicates the role is employed by DBRS, Inc. or a registered affiliate
* There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Audit, Risk, Finance, Talent & Culture, Business Development, Information Security)



*   Solid line (——) indicates direct administrative reporting line.
    Dotted line (- - - -) indicates secondary reporting line.
** Is accountable to the DBRS Group Boards of Directors.
•   Blue text indicates the role is employed by Morningstar, Inc.
•   Black text indicates the role is employed by DBRS, Inc. or a registered affiliate

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Groups)



* Solid line (——) indicates direct administrative reporting line.
  Dotted line (- - - -) indicates secondary reporting line.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Legal)



- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
- There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Compliance)



*   Is accountable to the DBRS Group Boards of Directors.
** The effective start date for the individual appointed to this role is March 1, 2024.

• Blue text indicates the role is employed by Morningstar, Inc.
• Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
• Green text indicates the role is employed by Morningstar, Inc. affiliate outside of DBRS, Inc.
• Solid line (——) indicates direct administrative reporting line.
• Dotted line (- - - -) indicates secondary reporting line.

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 3

Name	Jurisdiction of Formation	Ownership Information
Corporate Fundamentals, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
DBRS, Inc.	US (Delaware)	Morningstar Ratings Holding Corp. owns 100%.
Morningstar Credit Information & Analytics LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Index Holding Corp	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Management LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Services LLC	US (Delaware)	Morningstar Investment Management LLC owns 100%.
Morningstar Ratings Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Research Services LLC	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Data, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Holding, Inc.	US (Delaware)	PitchBook Data, Inc. owns 100%.
Sustainalytics U.S. Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Commodity Data, Inc.	US (Illinois)	Morningstar, Inc. owns 100%.
Morningstar Credit Ratings, LLC	US (Pennsylvania)	DBRS, Inc. owns 100%.
ADL (Aust) Pty Limited	Australia	Morningstar Australasia Pty Limited owns 100%.
Ibbotson Pty Limited	Australia	Morningstar Australasia Pty Limited owns 100%.
Morningstar Australasia Pty Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Morningstar Direct Investments Pty Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Morningstar Group Australia Pty Limited	Australia	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Australia Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Sustainalytics Australia Pty Ltd.	Australia	Sustainalytics Holding B.V. owns 100%.
Morningstar Brasil Informacoes Financeiras Ltda.	Brazil	Morningstar Holland B.V. owns 100%. (Note A)
DBRS Limited	Canada	Ratings Acquisition Corp. owns 100%.
Jantzi Research Inc.	Canada	Sustainalytics Holding B.V. owns 100%.
Morningstar Associates, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%
Morningstar Canada Group, Inc.	Canada	Morningstar Holland B.V. owns 100%.
Morningstar Research, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%
Ratings Acquisition Corporation	Cayman Islands	Morningstar Ratings Holding Corp. owns 100%.
Servicios Morningstar Chile Limitada	Chile	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar (Shanghai) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar (Shenzhen) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar Finance (Cyprus) Limited	Cyprus	Morningstar Ratings Holding Corp. owns 100%.
GES Investment Services Danmark A/S	Denmark	GES International AB owns 100%.
Morningstar Danmark A/S	Denmark	Morningstar Danmark Holding ApS owns 100%.
Morningstar Danmark Holding ApS	Denmark	Morningstar Holland B.V. owns 100%.
Morningstar France Fund Information SARL	France	Morningstar France Holding SAS owns 100%.
Morningstar France Holding SAS	France	Morningstar Holland B.V. owns 100%.
Morningstar Investment Consulting France SAS	France	Morningstar France Holding SAS owns 100%.
Sustainalytics S.A.R.L.	France	Sustainalytics B.V. owns 100%.
DBRS Ratings GmbH	Germany	Ratings Acquisition Corp. owns 100%.
Morningstar Indexes GmbH	Germany	Morningstar Indexes Limited owns 100%.
Morningstar Deutschland GmbH	Germany	Morningstar Holland B.V. owns 100%.
Sustainalytics GmbH	Germany	Sustainalytics B.V. owns 100%.
Morningstar Asia Limited	Hong Kong	Morningstar Holland B.V. owns 100%.

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 2 of 3

Name	Jurisdiction of Formation	Ownership Information
Morningstar Investment Management Asia Limited	Hong Kong	Morningstar Investment Management LLC owns 100%.
WealthCraft Limited	Hong Kong	Morningstar Wealth Software Limited owns 100%
DBRS Ratings GmbH, Branch India	India	(Note B)
Morningstar India Private Limited	India	Corporate Fundamentals, Inc. owns 100%.
Morningstar Investment Adviser India Private Limited	India	Morningstar Investment Management LLC owns 100%.
Morningstar Italy, S.R.L.	Italy	Morningstar Holland B.V. owns 100%.
Ibbotson Associates Japan K.K.	Japan	Morningstar Investment Management LLC owns 100%.
Morningstar Japan, Inc.	Japan	Ibbotson Associates Japan K.K. owns 100%
Sustainalytics Japan Inc.	Japan	Sustainalytics Holding B.V. owns 100%.
Morningstar Wealth International Limited	Jersey	Morningstar Wealth Portfolio Services Limited owns 100%
Morningstar Korea, Ltd.	Korea	Morningstar, Inc. owns 100%.
Morningstar Luxembourg S.a.r.l.	Luxembourg	Morningstar Holland B.V. owns 100%.
Investigaciones MS Mexico, S. de R.L. de C.V.	Mexico	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar Research Limited	New Zealand	Morningstar Australasia Pty Limited owns 100%.
Morningstar Norge AS	Norway	Morningstar Holland B.V. owns 100%.
GES Poland SP. Z.O.O.	Poland	GES International AB owns 100%.
Sustainalytics S.R.L.	Romania	Sustainalytics B.V. owns 100%.
Morningstar Investment Adviser Singapore Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Morningstar Research Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Sustainalytics Pte Ltd.	Singapore	Sustainalytics Holding B.V. owns 100%.
Morningstar Investment Management South Africa (Pty) Limited	South Africa	Morningstar Investment Management LLC owns 100%.
Morningstar Research (Proprietary) Limited	South Africa	Morningstar Holland B.V. owns 100%.
DBRS Ratings GmbH Sucursal en España	Spain	(Note B)
Morningstar Europe Services, S.L.	Spain	Morningstar Holland B.V. owns 100%.
Morningstar Network, S.L.	Spain	Morningstar Holland B.V. owns 100%.
GES International AB	Sweden	Sustainalytics Holding B.V. owns 100%.
Morningstar HoldCo AB	Sweden	Morningstar Holland B.V. owns 100%.
Morningstar Sweden AB	Sweden	Morningstar HoldCo AB owns 100%.
Morningstar Switzerland GmbH	Switzerland	Morningstar Holland B.V. owns 100%.
Morningstar Research Thailand Limited	Thailand	Morningstar, Inc. owns 100%. (Note C)
Morningstar Europe B.V.	The Netherlands	Morningstar, Inc. owns 100%.
Morningstar Holland B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics Holding B.V.	The Netherlands	Morningstar Holland B.V. owns 100%.
Morningstar (Dubai) Ltd.	United Arab Emirates	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration (DIFC Branch) Limited	United Arab Emirates	Morningstar Wealth Administration Limited owns 100%
DBRS Ratings Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Europe Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Finance Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Indexes Limited	United Kingdom	Morningstar Index Holding Corp owns 100%.
Morningstar Investment Management Europe Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Real-Time Data Limited	United Kingdom	Morningstar UK Limited owns 100%.
Morningstar UK Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 3 of 3

Name	Jurisdiction of Formation	Ownership Information
Morningstar Wealth EMA Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth Portfolio Services Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Wealth Retirement Services Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth Retirement Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth Software Limited	United Kingdom	Morningstar Wealth (UK) Limited owns 100%
Morningstar Wealth Trustee Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth (UK) Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%
PitchBook Data Limited	United Kingdom	PitchBook Holding, Inc. owns 100%.
Smart Investment Management Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Smartfund Nominees Ltd	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Sustainalytics UK Limited	United Kingdom	Sustainalytics B.V. owns 100%.
W M Pension Trustee Services Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%

Notes:

Note A   Morningstar, Inc. owns less than 1% of the following entities:
Note B   DBRS Ratings GmbH, Branch India and DBRS Ratings GmbH Sucursal en España are each a branch of DBRS Ratings GmbH.
Note C   Corporate Fundamentals, Inc. owns less than 1% of Morningstar Research Thailand Limited.